Exhibit 99.1

Burning Rock Reports First Quarter 2022 Financial Results

GUANGZHOU, China, May 31, 2022 —Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended March 31, 2022.

Recent Business Updates

•	Therapy Selection and Minimal Residual Disease (MRD)

•

Continued growth through (i) market share gain through continued focus on the in-hospital segment and (ii) new product launch. Achieved 42% overall testing volume growth year-on-year during the first quarter of 2022, driven by the 83% testing volume growth of in-hospital segment year-on-year during the same period, while the testing volume of central laboratory segment grew 0.3% year-on-year. New products’ sales contributed 7% of the central laboratory segmental revenues for March 2022;

•

Burning Rock Liquid Biopsy Conference was successfully held in April 2022. The 2-day online session was chaired by Professor Jia Fan, Jinming Yu and Xu Zhang, with participation from over 140 oncologists, during which the Consensus on NGS Clinical Report Interpretation was released;

•	MRD data was released at American Association for Cancer Research (AACR) Annual Meeting 2022 for non-small cell lung cancer (NSCLC) and colorectal cancer (CRC);

•	MRD product was commercially launched in March 2022.

•	Early Detection

•	Data release at AACR on analytical validation;

•	Commercialization in progress, with a few hospitals having completed product on-boarding and generating revenues.

•	Pharma Services

•

Continued revenue growth, with 302.7% revenue growth year-on-year during the first quarter of 2022. Pharma service contract backlog continues to build rapidly. The total value of new contracts we entered into during the first quarter of 2022 amounted to RMB59 million, representing approximately 125% increase from the first quarter of 2021.

First Quarter 2022 Financial Results

Revenues were RMB135.5 million (US$21.4 million) for the three months ended March 31, 2022, representing a 27.1% increase from RMB106.6 million for the same period in 2021.

•

Revenue generated from central laboratory business was RMB74.2 million (US$11.7 million) for the three months ended March 31, 2022, representing a 0.5% decrease from RMB74.6 million for the same period in 2021.

•

Revenue generated from in-hospital business was RMB49.0 million (US$7.7 million) for the three months ended March 31, 2022, representing a 68.9% increase from RMB29.0 million for the same period in 2021, driven by in-hospital testing volume growth.

•

Revenue generated from pharma research and development services was RMB12.4 million (US$1.9 million) for the three months ended March 31, 2022, representing a 302.7% increase from RMB3.1 million for the same period in 2021, primarily attributable to increased testing performed for our pharma customers.

Cost of revenues was RMB47.9 million (US$7.6 million) for the three months ended March 31, 2022, representing a 61.5% increase from RMB29.7 million for the same period in 2021, primarily due to the Company’s continued business growth, increased depreciation in relation to our new laboratory and inventory write downs.

Gross profit was RMB87.6 million (US$13.8 million) for the three months ended March 31, 2022, representing a 13.8% increase from RMB76.9 million for the same period in 2021. Gross margin was 64.6% for the three months ended March 31, 2022, which decreased from 72.2% for the same period in 2021 primarily due to the increased depreciation in relation to our new laboratory and inventory write downs.

Non-GAAP gross profit, which excludes depreciation and amortization, was RMB92.7 million (US$14.6 million) for the three months ended March 31, 2022, representing a 20.2% increase from RMB77.1 million for the same period in 2021. Non-GAAP gross margin was 68.4% for the three months ended March 31, 2022, compared to 72.4% for the same period in 2021 primarily due to an increase of RMB4.8 million in inventory write downs (which resulted in a 3.5 percentage-point decrease of gross margin).

Operating expenses were RMB350.4 million (US$55.3 million) for the three months ended March 31, 2022, representing a 40.9% increase from RMB248.8 million for the same period in 2021. The increase was primarily driven by headcount growth to support our business expansion.

•

Research and development expenses were RMB119.5 million (US$18.9 million) for the three months ended March 31, 2022, representing a 54.4% increase from RMB77.4 million for the same period in 2021, primarily due to (i) an increase in research and development staff cost which resulted from an increase in headcount and (ii) and increase in costs for certain research and development for early detection.

•

Selling and marketing expenses were RMB89.2 million (US$14.1 million) for the three months ended March 31, 2022, representing a 61.8% increase from RMB55.1 million for the same period in 2021, primarily due to an increase in staff cost resulted from increase in headcount to strengthen our commercial presence in the therapy selection business and build up our early detection commercialization team.

•

General and administrative expenses were RMB141.7 million (US$22.4 million) for the three months ended March 31, 2022, representing a 21.9% increase from RMB116.3 million for the same period in 2021, primarily due to an increase in general and administrative personnel’s staff cost resulted from an increase in headcount.

Net loss was RMB261.4 million (US$41.2 million) for the three months ended March 31, 2022, compared to RMB171.4 million for the same period in 2021.

Cash, cash equivalents, restricted cash and short-term investments were RMB1,502.9 million and RMB1,338.4 million (US$211.1 million) as of December 31, 2021 and March 31, 2022, respectively.

2022 Financial Guidance

Given the strong first quarter business performance and assuming that the impact of COVID-19 dissipates over time in China, Burning Rock reiterates its full year 2022 revenue guidance of approximately RMB620 million (US$97.8 million), implying a 22% growth over full year 2021.

Conference Call Information

Burning Rock will host a conference call to discuss the first quarter 2022 financial results at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong time) on May 31, 2022.

Details of the conference call are as follows:

International:	+65 67135640
U.S.:	+1 3322089718
U.K.:	+44 2036928124
Hong Kong:	+852 30186768
China Mobile:	4008209615
China Landline:	8008207535
Conference ID:	8942518

A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022

Central Laboratory Channel:
Number of patients tested	7,716	8,155	7,808	8,235	7,743
Number of ordering physicians(1)	1,082	1,013	920	917	994
Number of ordering hospitals(2)	303	300	287	306	318

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022

In-hospital Channel:
Pipeline partner hospitals(1)	22	22	24	23	24
Contracted partner hospitals(2)	32	34	34	41	41
Total number of partner hospitals	54	56	58	64	65

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022

	(RMB in thousands)
Central laboratory channel	74,561	79,999	78,817	85,976	74,211
In-hospital channel	28,994	40,502	43,714	51,906	48,957
Pharma research and development channel	3,068	6,778	4,084	9,463	12,356
Total revenues	106,623	127,279	126,615	147,345	135,524

	For the three months ended
Gross profit	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022

	(RMB in thousands)
Central laboratory channel	55,212	58,681	58,387	65,985	50,574
In-hospital channel	20,070	29,426	31,111	34,194	33,396
Pharma research and development channel	1,658	2,124	2,098	5,200	3,610
Total gross profit	76,940	90,231	91,596	105,379	87,580

	For the three months ended
Share-based compensation expenses	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022

	(RMB in thousands)
Cost of revenues	339	406	267	492	365
Research and development expenses	22,404	20,825	(9,559)	(4,033)	12,299
Selling and marketing expenses	2,633	2,809	2,044	2,126	1,774
General and administrative expenses	59,382	59,369	60,803	62,126	65,715
Total share-based compensation expenses	84,758	83,409	53,555	60,711	80,153

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	106,623	127,279	126,615	147,345	135,524	21,379

Cost of revenues	(29,683)	(37,048)	(35,019)	(41,966)	(47,944)	(7,563)

Gross profit	76,940	90,231	91,596	105,379	87,580	13,816

Operating expenses:
Research and development expenses	(77,414)	(108,071)	(69,649)	(112,724)	(119,496)	(18,850)
Selling and marketing expenses	(55,130)	(68,058)	(76,687)	(103,221)	(89,211)	(14,073)
General and administrative expenses	(116,259)	(116,130)	(116,304)	(141,563)	(141,733)	(22,358)
Total operating expenses	(248,803)	(292,259)	(262,640)	(357,508)	(350,440)	(55,281)

Loss from operations	(171,863)	(202,028)	(171,044)	(252,129)	(262,860)	(41,465)

Interest income	787	681	958	1,031	1,832	289
Interest expenses	(510)	(565)	(367)	(94)	119	19
Other income (expense), net	118	433	20	(372)	298	47
Foreign exchange gain (loss), net	57	(560)	380	(731)	(777)	(123)

Loss before income tax	(171,411)	(202,039)	(170,053)	(252,295)	(261,388)	(41,233)

Income tax (benefits) expenses	—	(1,626)	(424)	1,151	—	—

Net loss	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(41,233)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(41,233)
Net loss attributable to ordinary shareholders	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(41,233)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.65)	(1.96)	(1.64)	(2.40)	(2.50)	(0.39)
Class B ordinary shares - basic and diluted	(1.65)	(1.96)	(1.64)	(2.40)	(2.50)	(0.39)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	86,721,263	86,764,260	86,908,975	87,128,297	87,179,752	87,179,752
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	14,080	(34,980)	6,146	(24,726)	(3,065)	(483)
Total comprehensive loss	(157,331)	(238,645)	(164,331)	(275,870)	(264,453)	(41,716)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(157,331)	(238,645)	(164,331)	(275,870)	(264,453)	(41,716)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,431,317	1,265,792	199,674
Restricted cash	7,795	9,083	1,433
Short-term investments	63,757	63,482	10,014
Accounts receivable, net	92,197	103,616	16,345
Contract assets, net	42,391	43,923	6,928
Inventories, net	123,210	130,175	20,535
Prepayments and other current assets, net	60,279	69,331	10,937
Total current assets	1,820,946	1,685,402	265,866

Non-current assets:
Equity method investment	910	773	122
Property and equipment, net	325,438	322,171	50,821
Operating right-of-use assets	81,007	72,501	11,437
Intangible assets, net	5,150	4,246	669
Other non-current assets	45,136	22,703	3,581
Total non-current assets	457,641	422,394	66,630

TOTAL ASSETS	2,278,587	2,107,796	332,496

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	63,080	97,892	15,442
Deferred revenue	142,871	159,148	25,105
Accrued liabilities and other current liabilities	127,892	104,092	16,420
Customer deposits	972	972	153
Short-term borrowing	2,370	2,370	374
Current portion of operating lease liabilities	34,999	35,298	5,568
Total current liabilities	372,184	399,772	63,062

Non-current liabilities:
Non-current portion of operating lease liabilities	49,316	39,811	6,280
Other non-current liabilities	11,776	13,636	2,151
Total non-current liabilities	61,092	53,447	8,431

TOTAL LIABILITIES	433,276	453,219	71,493

Shareholders’ equity:
Class A ordinary shares	116	116	19
Class B ordinary shares	21	21	3
Treasury stock	—	(3,258)	(514)
Additional paid-in capital	4,280,956	4,357,933	687,447
Accumulated deficits	(2,228,713)	(2,490,101)	(392,804)
Accumulated other comprehensive loss	(207,069)	(210,134)	(33,148)
Total shareholders’ equity	1,845,311	1,654,577	261,003

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,278,587	2,107,796	332,496

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Net cash used in operating activities	(113,145)	(144,361)	(22,772)
Net cash generated from (used in) investing activities	288,329	(13,011)	(2,050)
Net cash used in financing activities	(4,162)	(3,934)	(621)
Effect of exchange rate on cash, cash equivalents and restricted cash	16,658	(2,931)	(464)
Net increase (decrease) in cash, cash equivalents and restricted cash	187,680	(164,237)	(25,907)
Cash, cash equivalents and restricted cash at the beginning of period	1,925,206	1,439,112	227,014
Cash, cash equivalents and restricted cash at the end of period	2,112,886	1,274,875	201,107

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022

	(RMB in thousands)
Gross profit	76,940	90,231	91,596	105,379	87,580
Add: depreciation and amortization	206	437	1,382	1,981	5,139
Non-GAAP gross profit	77,146	90,668	92,978	107,360	92,719
Total revenues	106,623	127,279	126,615	147,345	135,524
Gross margin	72.2%	70.9%	72.3%	71.5%	64.6%
Non-GAAP gross margin	72.4%	71.2%	73.4%	72.9%	68.4%